SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 19 December, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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 press release

19 December, 2016

BP agrees deal with Kosmos Energy to partner on world-class discoveries in Mauritania and Senegal and cooperate on future exploration

The deal gives BP a leadership position in an emerging world-class, low-cost gas basin with advantaged access to global gas markets

BP announced today that it has signed agreements with Kosmos Energy to acquire a 62% working interest, including operatorship, of Kosmos' exploration blocks in Mauritania and a 32.49% effective working interest in Kosmos' Senegal exploration blocks -- acreage which holds world-class deepwater gas discoveries and exploration prospectivity across both countries.

The approximately 33,000 square kilometres of acreage covered by today's agreements includes the Tortue field, estimated by Kosmos to contain more than 15 tcf of discovered gas resources.  The total acreage, by Kosmos' estimates, could contain roughly 50tcf of gas resource potential and in excess of 1 billion barrels of liquids resource potential.

BP will invest nearly one billion dollars mostly in the form of a multi-year exploration and development carry to acquire a 62% interest and operatorship of offshore Blocks C-6, C-8, C-12 and C-13 in Mauritania and an effective 32.49% interest in the Saint-Louis Profond and Cayar Profond blocks in Senegal.

BP Chief Executive Officer Bob Dudley commented: "BP's entry into Mauritania and Senegal represents an exciting strategic opportunity to work with Kosmos Energy in an emerging world-class hydrocarbon basin. We believe our expertise in integrating the gas value chain, together with a talented exploration partner in Kosmos, along with the support of the Mauritanian and Senegalese governments brings together all the elements needed to create a new LNG hub in Africa."

In order to reduce development time and drive capital efficiency, the partners plan to process and transport the gas from Tortue at a nearshore LNG facility. The proposed complex could be expanded in phases to accommodate future gas discoveries.

Under the terms of the agreements, BP and Kosmos have also agreed that Kosmos will remain the technical operator for the exploration phase of the project and drill three new exploration wells beginning in 2017.

In addition to the existing blocks, the companies have agreed to cooperate in areas of mutual interest in offshore Mauritania, Senegal and The Gambia with Kosmos acting as the exploration operator and BP as the development operator.

Subject to government approvals, the agreements are expected to close by the first quarter of 2017.

Notes to Editors:

●
Under the terms of the agreements, BP will pay Kosmos a cash bonus of $162 million on completion.  Moving forward, BP will carry Kosmos' exploration and appraisal costs of $221 million along with Kosmos' development costs of $533 million, including front-end engineering and design studies. Project sanction is expected by 2018.

●
Kosmos will also receive a contingent bonus of up to $2 per barrel for up to 1 billion barrels of liquids, as a production royalty, subject to a future liquids discovery and oil price.

●
BP's proposed share of the Contractor Group results in a working interest in Mauritania consisting of Société Mauritanienne Des Hydrocarbures et de Patrimoine Minier 10%, BP 62% and Kosmos 28% and an effective working interest in Senegal consisting of Société des Pétroles du Sénégal 10%, BP 32.49%, Kosmos 32.51% and Timis Corporation 25%.

Further enquiries:

BP Press Office, London: +44 (0)207 496 4076, bppress@bp.com

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements concerning BP's agreements with Kosmos including the exploration prospectivity and potential resources of the area covered by the agreements; plans and expectations regarding the amount of BP's investment in Mauritania and Senegal; expectations regarding the ongoing support of the Mauritanian and Senegalese governments; plans and expectations for the process and transport of gas and for future drilling and the timing thereof; plans and expectations that BP and Kosmos will continue to operate in areas of mutual interest in Mauritania, Senegal and The Gambia; and plans and expectations regarding the timing of the closing of the agreements with Kosmos. Actual results may differ from those expressed in such statements, depending on a variety of factors including changes in public expectations and other changes to business conditions; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; regulatory or legal actions; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners and others; natural disasters and adverse weather conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2016 and under "Risk factors" in our Annual Report and Form 20-F 2015.

This press release contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 19 December 2016
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary